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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                             U.S. TECHNOLOGIES INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    91272D309
                                 (CUSIP Number)

                            STEPHEN A. BOUCHARD, ESQ.
                          FLEISCHMAN AND WALSH, L.L.P.
                           1400 SIXTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 939-7911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      USV PARTNERS, LLC
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2.    Check the Appropriate Box If A Member Of A Group*       (a) [ X]
                                                              (b) [  ]
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3.    SEC Use Only
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4.    Source of Funds

      00
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5.    Check If Disclosure Of Legal Proceedings
      Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
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6.    Citizenship Or Place Of Organization

      Delaware
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                 7.   Sole Voting Power
                      45,149,758
Number of        -------------------------------------------------------------
Shares           8.   Shared Voting Power
Bene-                 3,000,000
ficially         -------------------------------------------------------------
Owned            9.   Sole Dispositive Power
by Each               45,149,758
Reporting        --------------------------------------------------------------
Person With:     10.  Shared Dispositive Power
                      3,000,000
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each
      Reporting Person

      48,149,758
--------------------------------------------------------------------------------
12.   Check Box If The Aggregate Amount In Row (11)
      Excludes Certain Shares                                       [ ]
--------------------------------------------------------------------------------
13.   Percent Of Class Represented By Amount In Row (11)
     68.5%
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14.   Type Of Reporting Person
      OO (limited liability company)
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      C. Gregory Earls
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2.    Check the Appropriate Box If A Member Of A Group*        (a) [X ]
                                                               (b) [ ]
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3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds

      OO
--------------------------------------------------------------------------------
5.    Check If Disclosure Of Legal Proceedings
      Is Required Pursuant to Items 2(d) or 2(e).                  [  ]
--------------------------------------------------------------------------------
6.    Citizenship Or Place Of Organization

      U.S.
--------------------------------------------------------------------------------
                 7.   Sole Voting Power
                      45,239,758
Number of        --------------------------------------------------------------
Shares           8.   Shared Voting Power
Bene-                 3,000,000
ficially         --------------------------------------------------------------
Owned            9.   Sole Dispositive Power
by Each               45,239,758
Reporting        -------------------------------------------------------------
Person With:     10.  Shared Dispositive Power
                      3,000,000
-------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each
      Reporting Person

      48,239,758
--------------------------------------------------------------------------------
12.   Check Box If The Aggregate Amount In Row (11)
      Excludes Certain Shares                                       [ ]
--------------------------------------------------------------------------------
13.   Percent Of Class Represented By Amount In Row (11)

      68.6%
--------------------------------------------------------------------------------
14.   Type Of Reporting Person

      IN
--------------------------------------------------------------------------------



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        The statement on Schedule 13D filed on November 23, 1998, as amended by
Amendment No. 1 filed on February 22, 1999, Amendment No. 2 filed on April 12, 1999 and Amendment No. 3 filed on May 21, 1999 (collectively, the "Schedule 13D") on behalf of USV Partners, LLC, a Delaware limited liability company ("USV"), and C. Gregory Earls is hereby amended to report that on November 29, 1999 the conversion price for the Series A Convertible Preferred Stock of U.S. Technologies Inc. (the "Issuer") was changed to $0.122.

Item 5. Interest in Securities of the Issuer

        Item 5 of Schedule 13D is hereby amended by adding the following:

        (a), (b), (c) USV directly owns 6,366,152 shares of common stock, par value $0.02, of the Issuer ("Common Stock"). The 6,366,152 shares held directly by USV include 3,000,000 shares pledged to the Issuer pursuant to a Stock Pledge Agreement, attached as Exhibit A to Amendment No. 2 to this Schedule 13D (the "Stock Pledge Agreement"). Thus, USV shares dispositive and voting power with the Issuer for the 3,000,000 shares subject to the Stock Pledge Agreement.

        USV has also acquired (i) 500,000 shares of the Issuer's Series A Convertible Preferred Stock ("Preferred Stock") and (ii) warrants to purchase 500,000 shares of Common Stock (the "Warrants"). The Preferred Stock and Warrants were purchased pursuant to an Investment Agreement previously filed with the initial filing of this Schedule 13D.

        USV has the right to convert its shares of Preferred Stock to Common Stock and exercise its Warrants to purchase Common Stock at any time. Each Warrant is exercisable for one share of Common Stock at a price of $1.00 per share.

        On November 29, 1999, the Issuer agreed to change the conversion price for the Preferred Stock to $0.122 (the "Conversion Price"). The Amended Certificate of Designations, Preferences and Rights of the Preferred Stock setting forth this change was filed with the Delaware Secretary of State on December 31, 1999. (See Issuer's Current Report on Form 8-K filed on November 30, 1999.) Each share of Preferred Stock is convertible, at the option of the holder, into the number of shares of Common Stock equal to $10 divided by the Conversion Price. As a result, each share of Preferred Stock is convertible into approximately 81.96 shares of Common Stock, which represents an increase of approximately 57.57 shares from the 24.39 shares previously reported on Amendment No. 3 to this Schedule 13D that a holder of Preferred Stock would be entitled to receive upon conversion.

        If all of its shares of Preferred Stock were converted and the Warrants were exercised in full, USV would directly own 48,149,758 shares of Common Stock and would have the sole power to vote or dispose of 45,149,758 shares of Common Stock (41,483,606 shares upon conversion, plus the 3,366,152 shares it directly owns that are not subject to the Stock Pledge Agreement). Accordingly, USV beneficially owns 48,149,758 shares of Common Stock, which constitutes 68.5% of the outstanding shares of Common Stock, based on the 28,795,278 shares of Common Stock reported as outstanding on the Issuer's report on Form 10-Q for the quarter


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ended September 30, 1999, plus the 41,483,606 shares of Common Stock that USV would be entitled to receive upon the conversion of all of the shares of Preferred Stock it owns and the exercise of all of the Warrants it holds.

         Mr. Earls is the sole member of the manager of USV. The power of USV to vote and dispose of the shares of Common Stock it directly owns and would directly own upon the conversion of the shares of Preferred Stock it owns and the exercise of the Warrants it holds, is exercised through Mr. Earls. Accordingly, by virtue of being the sole member of the manager of USV, Mr. Earls may be deemed to be the beneficial owner of all of the 48,149,758 shares beneficially owned by USV.

        Additionally, as previously reported in Amendment No. 3 to this Schedule 13D, Equitable Production Funding, Inc. purchased 100,000 shares of Common Stock on the open market in a period ranging from November 19, 1998 to May 4, 1999 at prices ranging from $0.30 to $0.52. Equitable Production Funding Inc. donated 10,000 of such shares on May 4, 1999 in a private transaction. By virtue of his ownership of shares of Equitable Production Funding Inc., Mr. Earls beneficially owns the 90,000 shares of Common Stock directly held by Equitable Production Funding.

        Based on the foregoing, Mr. Earls is the beneficial owner of 48,239,758 shares of Common Stock, which constitutes 68.6% of the outstanding shares of Common Stock, based on the 28,795,278 shares of Common Stock reported as outstanding on the Issuer's report on Form 10-Q for the quarter ended September 30, 1999, plus the 41,483,606 shares of Common Stock that USV would be entitled to receive upon the conversion of all of the shares of Preferred Stock it owns and the exercise of all of the Warrants it holds.



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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: January 31, 2000

                                USV PARTNERS, LLC
                                ----------------------------------------------
                                By: USV Management, LLC, its Manager



                                /s/ C. Gregory Earls
                                ----------------------------------------------
                                By: C. Gregory Earls
                                Title: Sole Member


                                /s/ C. Gregory Earls
                                ----------------------------------------------
                                C. Gregory Earls